- MCJ - Tim and/or Jack
    - :sparkles: [CrowdSolve]() just announced their WeFunder campaign. CrowdSolve is an integrated ecosystem for climate entrepreneurs to confidently pre-incubate their ideas. CrowdSolve sources innovators through partnerships, helping the 99% who don't get in an accelerator. [Learn more HERE]().
- TheFund.VC - Tim
    - Wanted to give any folks here that are angels (or know of angels) interested in climate solutions an invite to join our merry band. The company is CrowdSolve.eco and we are raising $500K through WeFunder. We are crushing (signing up nearly 2 new incubators per month) and need capital to stay ahead of the game. We essentially partner with incubators who give us all the entrepreneurs with a solution for some aspect of climate change who did not get in and we help them gestate their idea/business as pre-incubation and then feed them back into the best incubators/investors for them. Our WeFunder is https://wefunder.com/crowdsolve
- ODCT2 - Jack and/or Tim
    - Hi all!
    - Wanted to give any folks here interested in supporting more climate solutions an invite to join our merry band. The company is CrowdSolve.eco and we are raising a pre-seed round through WeFunder.
    - CrowdSolve is an integrated ecosystem for climate entrepreneurs to confidently pre-incubate their ideas. CrowdSolve sources innovators through partnerships, helping the 99% who don't get in an accelerator. Learn more HERE
- 4Ward.VC - Tim
- 1000 Gretas - Brandon

TheFund.vc slack post from 9/22/22



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learn more. Anyone have a contact?
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Eric Cantor 2:01 PM
anyone raise money using a notion memo as their primary artifact rather than a standard deck? if so, got a few questions.
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Last reply 21 hours ago
Tim Wolters 4:48 PM
Wanted to give any folks here that are angels (or know of angels) interested in climate solutions an invite to join our merry band. The company is CrowdSolve.eco and we are raising $500K through WeFunder. We are crushing (signing up nearly 2 new incubators per month) and need capital to stay ahead of the game. We essentially partner with incubators who give us all the entrepreneurs with a solution for some aspect of climate change who did not get in and we help them gestate their idea/business as pre-incubation and then feed them back into the best incubators/investors for them. Our WeFunder is https://wefunder.com/crowdsolve
CrowdSolve on Wefunder
Invest in CrowdSolve: A startup incubation platform for aspiring climate entrepreneurs.
A startup incubation platform for aspiring climate entrepreneurs. (40 kB)
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ODCT2 Slack post from 9/23/22


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Wednesday, September 21st
Today
Tim Wolters 1:38 PM
Hi all!
Wanted to give any folks here interested in supporting more climate solutions an invite to join our merry band. The company is CrowdSolve.eco and we are raising a pre-seed round through WeFunder.
CrowdSolve is an integrated ecosystem for climate entrepreneurs to confidently pre-incubate their ideas. CrowdSolve sources innovators through partnerships, helping the 99% who don't get in an accelerator. Learn more HERE
CrowdSolve on Wefunder
Invest in CrowdSolve: A startup incubation platform for aspiring climate entrepreneurs.
A startup incubation platform for aspiring climate entrepreneurs. (40 kB)